January 24, 2003

CLAUDE RESOURCES INC.
PROCEEDS WITH PRIVATE PLACEMENT OFFERING

Claude Resources Inc. (Claude) is proceeding with a private placement offering of common shares on a non-brokered basis to raise a maximum of $3,750,000.

The offering, which is subject to regulatory approval, consists of up to 2,500,000 units at $1.50 per unit. Each unit will consist of one common share and one half of one common share purchase warrant. Each whole purchase warrant will entitle the holder, upon exercise at any time within 12 months following the closing date, and upon payment of $1.85, to subscribe for one common share. Claude is planning to close this transaction before January 31, 2003.

Finder’s and advisory fees are payable in connection with portions of this private placement financing.

It is the intention of Claude to use the net proceeds from the issuance of the units to finance its Seabee gold mineshaft extension project and for general corporate purposes.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

For further information, please contact:

Neil McMillan
President
(306) 668-7505